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VIA EDGAR

November 12, 2020

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Browning:

This letter responds to comments provided to me by telephone on Friday, November 6, 2020 by the Securities and Exchange Commission (the “SEC”) to the response letter that was filed by the Registrant on October 30, 2020 (“Response Letter”) which responded to comments on Post-Effective Amendment No. 111 to the Registrant’s registration statement on Form N-1A on behalf of the Wasatch Greater China Fund (the “Fund”).

1.      Summary Section of Prospectus – Principal Strategies

SEC Comment 4:    Comment 4 to the Response Letter requested that “equity securities” be specifically described in the second sentence of the first paragraph in the section “Principal Strategies” which states: “Under normal circumstances, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities of companies of all market capitalizations whose principal activities are economically tied to the Greater China region.” In addition, the Registrant was requested to include any corresponding principal risk.

The Registrant’s response was

“Response:    The Registrant will revise the principal strategy of the Fund and include the following disclosure:

“Under normal circumstances, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities, typically common stock, of companies of all market capitalizations whose principal activities are economically tied to the Greater China region.”

A corresponding Equity Securities principal risk disclosure is currently included in the Principal Risk section of the Fund.”

Please delete “typically” and list each equity security the Fund will invest in as a principal strategy and include a corresponding principal risk.

Additional Response: The principal strategy of the Fund is to invest 80% of its net assets in equity securities of companies economically tied to the Greater China region. As such, the Fund has included a disclosure describing the principal risks of investing in equity securities. Although the Fund may invest in all types of equity securities, including preferred stocks, convertible stocks, warrants, rights and certain derivatives for hedging purposes (as described in the SAI), the Fund primarily will invest in common stock and does not anticipate investing in the other types of equities to a significant degree that would warrant each of them to be considered a principal risk of the Fund. Accordingly, Registrant has included principal risk disclosure related to investments in equity securities in the summary and additional non-principal risk disclosure related to investing in other specific equity instruments in the Additional Information section of the prospectus as well as the SAI. This change was made in response to a prior similar comment received from the Staff and has been applied consistently across all equity Funds.

In addition, the registrant will further revise the principal strategy of the Fund to reflect that the Fund invests primarily in common stock as follows:

“Under normal circumstances, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities, primarily common stock, of companies of all market capitalizations whose principal activities are economically tied to the Greater China region.”

2.      Summary Section of Prospectus – Principal Strategies

SEC Comment 6: Comment 6 to the Response Letter requested that the Registrant (i) revise the first paragraph in the section “Principal Strategies” to Plain English, (ii) consider separating disclosure into separate paragraphs including the China A share disclosure and (iii) briefly define China A shares in the principal strategies.

The Registrant’s response was:

“Response: Registrant will revise the first paragraph in the section “Principal Strategies” as follows:

The Fund invests primarily in companies of all market capitalizations that are tied economically to the Greater China region.

Under normal circumstances, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities, typically common stock, of companies of all market capitalizations whose principal activities are economically tied to the Greater China region. The Greater China region includes: The People’s Republic of China (“PRC” or “China”), Hong Kong and Taiwan. The Advisor may make the determination about whether a security or instrument is economically tied to the Greater China region based on one or more of the following criteria: (i) whether the issuer is organized under the laws of a country or administrative district within the Greater China region; (ii) whether the issuer derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the Greater China region, (iii) whether the issuer is headquartered or organized in the Greater China region; (iv) whether the issuer’s principal place of business is in the Greater China region; (v) the security’s or instrument’s primary trading market(s); or (vi) whether the security is a component of or its issuer is included in any recognized securities index for the Greater China region.

The Fund will typically purchase common stock listed on the Hong Kong Stock Exchange, the Taiwan Stock Exchange, and those listed as “China A-Shares“ on the Shanghai Stock Exchange and the Shenzhen Stock Exchange. The Fund may purchase China A-Shares through the Shanghai-Hong Kong Stock Connect program (“Shanghai Connect”), the Shenzhen-Hong Kong Stock Connect program (the “Shenzhen Connect”)(collectively, the “Stock Connect Programs”) or through the Qualified Foreign Institutional Investor or Renminbi Qualified Foreign Institutional Investor programs made accessible to foreign investors by the Chinese government (collectively, the “QFII Programs”). The Fund may also invest in companies economically tied to the Greater China Region by purchasing sponsored and unsponsored depositary receipts, including American, European and Global Depositary Receipts.

Some countries in the Greater China region are considered to be emerging markets, including China.”

Please note programs for purchasing should be available currently and not in the future. Please revise disclosure accordingly in third paragraph.

Additional Response: The amended third paragraph will be revised to read as follows: “

The Fund may purchase common stock listed on the Hong Kong Stock Exchange, the Taiwan Stock Exchange, and those listed as “China A-Shares“ on the Shanghai Stock Exchange and the Shenzhen Stock Exchange through programs available to foreign investors, including the Shanghai-Hong Kong Stock Connect program (“Shanghai Connect”), the Shenzhen-Hong Kong Stock Connect program (the “Shenzhen Connect”)(collectively, the “Stock Connect Programs”) and the Qualified Foreign Institutional Investor or Renminbi Qualified Foreign Institutional Investor programs. The Fund may also invest in companies economically tied to the Greater China Region by purchasing sponsored and unsponsored depositary receipts, including American, European and Global Depositary Receipts.

3.      Summary Section of Prospectus – Principal Strategies

SEC Comment 10: Comment 10 to the Response Letter noted that the fourth sentence in the first paragraph in the section “Principal Strategies” includes the following disclosure: “…. or (vi) whether the security is a component of, or its issuer is included in a recognized securities index for the Greater China region.” Please identify the recognized securities index for the Greater China region. Please note you may include in the principal strategies section or in your Item 9 disclosure section, “Additional Information for the Fund-Additional Investment Strategies and Risks for the Fund.”

The Registrant’s response was:

“Response: In accordance with the adopting release of Rule 35d-1, the Registrant may adopt specific criteria in determining whether an investment is tied economically to a country or a particular region. In this case, in determining whether a particular instrument is a suitable investment for the Fund consistent with Rule 35d-1, Registrant will consider several factors, one of which is whether a security has been included on ANY recognized securities index. The inclusion of a security in a particular index is not dispositive, but helpful to the evaluation of the economic ties of a particular security. Accordingly, listing every potential index covering the Greater China Region is unnecessary.”

As requested, please identify each recognized securities index in the prospectus. You may disclose each index in your Item 4 or your Item 9 disclosure.

Additional Response: The Registrant continues to believe the current disclosure is consistent with the guidance outlined in the adopting release of Rule 35d-1 in providing the criteria the Fund will employ in determining whether a security is economically tied to a country. The Registrant does not require a security to be included in any particular index. Accordingly, the Registrant respectfully declines to make the requested change.

4.      Summary Section of Prospectus – Principal Strategies

SEC Comment 12: Comment 12 to the Response Letter noted that the last sentence in the first paragraph in the section “Principal Strategies” includes the following disclosure: “The Fund may invest in depositary receipts, including American, European and Global Depositary Receipts.” Please specify depositary receipts to be used by the Fund including whether it is sponsored or not and type of receipt. In addition, please revise principal risk accordingly. Please note that additional information can be added to Item 9 disclosure. Please indicate whether investing in depositary receipts is part of the Fund’s 80% investment strategy. The description of depositary receipts in the section “Investment Strategies and Risks - Foreign Securities” in the SAI includes American and Global Depositary Receipts but European is not included. Please revise to include European if applicable.

The Registrant’s response was:

“Response: Please see the revised principal strategy disclosure included in the response to Comment 6, above. Registrant confirms ADRs, EDRs and GDR’s that represent an interest in securities of companies tied economically to the Greater China Region will be included as part of the Fund’s 80% investment strategy. Registrant will revise the depositary receipt risk disclosure to include European receipts.”

Additional Response: The Registrant revised the disclosure to clarify that depositary receipts are sponsored and unsponsored as noted in Response 6. In addition, the Registrant revised the principal risk “Depositary Receipts” to clarify that depositary receipts include American, European and Global depositary receipts.

5.      Summary Section of Prospectus – Principal Strategies

SEC Comment 7: Comment 7 to the Response Letter noted that in the section “Additional Information for the Fund-Additional Investment Strategies and Risks for the Fund” the Fund discloses a “Currency Risk” under “Foreign Securities Risk.” Please add disclosure in principal strategies regarding specific currencies the Fund will invest in and a corresponding currency risk in the principal risks.

The Registrant’s response was:

“Response: Registrant believes the current risk disclosure is appropriate. It is not a principal investment strategy of the Fund to purchase foreign currency for investment purposes. The Fund will engage in foreign currency transactions from USD to the local currency or vice-versa to the extent necessary to execute purchase or sale transactions. The currency risk disclosure is a general risk associated with investing in foreign securities regardless of the specific currency exchanged for a transaction. Accordingly, currency risk is already disclosed under foreign security risks in the Summary Section.”

As requested, please add disclosure in principal strategies regarding specific currencies the Fund will invest in and a corresponding currency risk in the principal risks.

Additional Response: It is not a principal investment strategy of the Fund to invest in foreign currencies but Registrant acknowledges and understands that foreign currency risk is inherent in an investment strategy involving investing in foreign securities. The Registrant will add the following to the principal strategy disclosure:

The Fund may be invested in the local currency of a country in the Greater China Region in connection with executing foreign security transactions.

Registrant will also add the following as a separate principal risk:

Currency Risk. When the Fund executes securities transactions in a foreign currency and holds foreign securities, there is the risk of the value of the foreign currency increasing or decreasing against the value of the U.S. dollar. The value of an investment denominated in a foreign currency will decline in U.S. dollar terms if that currency weakens against the U.S. dollar. While the Fund is permitted to hedge currency risks, the Advisor does not anticipate doing so at this time. Additionally, China also may utilize formal or informal currency-exchange controls or “capital controls.” Capital controls may impose restrictions on the Fund’s ability to repatriate investments or income. Such controls may also affect the value of the Fund’s holdings.

6.      Prospectus – Wasatch Fund – Additional Information about the Fund – Other Investment Strategies

SEC Comment 22: Comment 22 to the Response letter noted that in the second sentence of the section the disclosure states: “For information about the more significant of these strategies and their risks, see “Investment Strategies and Their Risks” in the Statement of Additional Information (SAI).” Please delete the phrase “more significant” from this sentence.

The Registrant’s response was:

“Response: Registrant will remove the phrase as requested.”

Please note that the Registrant is required to include all disclosure regarding principal strategies in the Prospectus pursuant to Item 4 and Item 9 of Form N-1A. The language in this section is ambiguous please clarify.

Additional Response: The Registrant will revise the disclosure to read as follows:

Other Investment Strategies

The Fund may invest in other instruments which are considered non-principal strategies. For information about these non-principal strategies and their risks, see “Investment Strategies and Their Risks” in the Statement of Additional Information (SAI).

7.      Statement of Additional Information – Fund Restrictions and Policies

SEC Comment 24: Comment 24 to the Response Letter noted that in this section fundamental investment restriction 5. states that “the Fund may not: invest more than 25% of total assets (taken at market value at the time of each investment) in the securities of issuers in any particular industry.” Please revise to include “or group of industries” at the end of the restriction. Please see Item 4(a), Item 9(b)(1) Instruction 4 and Item 16(c)(1)(iv) of Form N-1A.

The Registrant’s response was:

“Response:     The policy to not invest in more than 25% of total assets in the securities of issuers in a particular industry is a Fundamental policy that is consistent with the policy adopted for other existing series of the Trust, which may not be changed without a shareholder vote.    Registrant has no current intention to concentrate in the securities of issuers in a particular industry or group of industries. Should the Registrant change to a strategy that concentrates in a particular industry, it will add the disclosure required by Item 4(a), Item 9(b)(1) and 16(c)(1)(iv) to the Fund’s prospectus or the SAI. “

As requested, please revise to include “or group of industries” at the end of the restriction. You may add a footnote to the restriction or include disclosure in the section clarifying that restriction includes any particular industry or group of industries.

Additional Response: The Registrant will add the following footnote to the Greater China Fund’s fundamental policy restriction 5:

*“industry” means “a particular industry or group of industries.”.

Please note attached as Appendix A is a blacklined copy of the prospectus for the Fund showing changes from the prospectus for the Fund filed in PEA 111.

I trust that the foregoing is responsive to each of your comments. If you have any further questions concerning the foregoing, please contact Felice R. Foundos at Chapman and Cutler LLP at (312) 845-3864.

Very truly yours,

/s/ Francine S. Hayes

Francine Hayes

Vice President

cc:	R. Biles
F. Foundos

Appendix A